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VIA EDGAR

April 25, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re: Jaguar Health, Inc.

Registration Statement on Form S-3

Filed April 15, 2025

File No. 333-286550

Ladies and Gentlemen:

On behalf of Jaguar Health, Inc., a Delaware corporation (the “Company”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 24, 2025, to the Company’s Registration Statement on Form S-3 filed with the Commission on April 15, 2025 (the “S-3”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response. Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Company’s S-3 with the Commission through EDGAR (the “S-3/A”), which reflects the Company’s edits with respect to the comments received by the Staff. All page references in the responses set forth below refer to page numbers in the S-3/A.

Comment from the Staff’s Comment Letter dated April 24, 2025

Registration Statement on Form S-3

General

1.
This registration statement was filed on Form S-3 and we note that a Form 8-K was filed on February 4, 2025 relating to a privately negotiated exchange agreement with a holder of royalty interest in the company which was entered into on January 28, 2025. It appears that the Form 8-K was not timely filed based on Item 3.02, therefore, you are not eligible to use Form S-3 pursuant to Instruction I.A of Form S-3. Please explain why you believe you are eligible to use this form or alternatively, please amend your registration statement on an appropriate form.

Response:

The Company would like to clarify that, while the privately negotiated exchange agreement (the “Exchange Agreement”) with a holder of royalty interest in the Company, as described in the Form 8-K filed on February 4, 2025 (the “Form 8-K”), was dated January 28, 2025, the Exchange Agreement only became a binding obligation on the parties thereto on January 29, 2025 when the shares issuable pursuant to the terms of the Exchange Agreement (the “Shares”) were issued and delivered to the investor named in the Exchange Agreement (the “Investor"). Therefore, we view the obligation to disclose the unregistered sales of equity securities under Item 3.02 of the Current Report on Form 8-K to have occurred on January 29, 2025, the date that the Shares were actually delivered.

As a result, the Form 8-K was filed within the required four business day period following the actual date of the transaction, in compliance with Item 3.02 of Form 8-K. The Company has filed an amendment to the

Form 8-K (the “Form 8-K/A”) on April 25, 2025 to reflect the correct date for the “Date of Report (date of earliest event reported).” Accordingly, we believe that the Company remains eligible to use Form S-3 pursuant to Instruction I.A of Form S-3.

On behalf of the Company, thank you for your review of this letter and the S-3/A. If you have any further comments or questions, please do not hesitate to contact me by telephone at 212-549-0358 or by email to Michael.Lee@reedsmith.com.

Very truly yours,

/s/ Michael S. Lee

Michael S. Lee
For Reed Smith LLP

cc: Lisa A. Conte
Jonathan Wolin

Carol Lizak

Jaguar Health, Inc.